Form 40-F
period 2021-12-31
ALPINE SUMMIT ENERGY PARTNERS, INC.
filed 2022-04-26
CIK 1882607

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021	Commission File Number 000-56354

ALPINE SUMMIT ENERGY PARTNERS, INC.

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

1311

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

2200 HSBC Building
885 West Georgia Street

Vancouver, BC V6C 3E8
(346) 264-2900
 (Address and telephone number of Registrant's principal executive offices)

Cogency Global Inc.
122 E 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Not Applicable	Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Subordinate Voting Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  Not applicable.

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form ☒ Audited annual financial statements

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2021:

32,535,731 Subordinate Voting Shares, without par value

10,335.33 Multiple Voting Shares, without par value

15,947.29 Proportionate Voting Shares, without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes  ☐    No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company  ☒

If an emerging growth company that prepares is financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

Alpine Summit Energy Partners, Inc. (the "Company" or the "Registrant") is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this "Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This Annual Report, including documents incorporated by reference herein, contains forward-looking information and statements (collectively, "forward-looking statements"). These forward-looking statements relate to future events or the Company's future performance. All information and statements other than statements of historical fact contained in this Annual Report are forward-looking statements. Such forward-looking statements may be identified by looking for words such as "about", "approximately", "may", "believe", "expects", "will", "intends", "should", "plan", "budget", "predict", "potential", "projects", "anticipates", "forecasts", "estimates", "continues" or similar words or the negative thereof or other comparable terminology. In addition, there are forward-looking statements in the Company's Annual Information Form for the year ended December 31, 2021 (the "AIF"), attached hereto as Exhibit 99.1, with respect to: "Statement of Reserves Data and Other Oil and Natural Gas Information" as to the Company's reserves and future net revenue from the Company's reserves, income taxes and pricing, exchange and inflation rates, the development of the Company's proved undeveloped reserves and probable undeveloped reserves, the amount of future developments costs, plans to fund future development costs through a combination of internally generated cash flow, debt and equity issuances and anticipated funding costs; and as to exploration and development plans and opportunities, anticipated land expiries, hedging and marketing policies, abandonment and reclamation obligations, tax horizon and future production; "Oil and Natural Gas Wells - Significant Factors or Uncertainties Relevant to Properties With No Attributed Reserves" as to the expected requirement to make substantial capital expenditures in order to prove, exploit, develop and produce oil and natural gas from the Company's properties and the potential availability of debt and equity financing to meet these requirements; and "Dividend Policy" as to the Company's dividend policy and the future payment of dividends.

In addition to the forward-looking statements identified above, this Annual Report contains forward- looking statements pertaining to the following:

• well completions and the timing thereof;

• the performance characteristics of the Company's oil and natural gas properties;

• expectation of future production rates, volumes and product mixes;

• projections of market prices and costs, and exchange and inflation rates;

• supply and demand for oil, natural gas and natural gas liquids;

• expectations regarding the Company's ability to raise capital and to continually add to reserves through acquisitions, development and optimization;

• the estimated levels of certainty in respect of the Company's reserves;

• the anticipated timeframe for completing undeveloped projects;

• the lack of any anticipated significant economic factors or significant uncertainties affecting any particular component of the Company's reserves data;

• treatment under governmental regulatory regimes and tax laws;

• productive capacity of wells, anticipated or expected production rates and anticipated dates of commencement of production and timing of results therefrom;

• fluctuations in depletion, depreciation and accretion rates;

• expectations regarding the costs and timing to drill and complete oil and natural gas wells;

• expectations regarding the costs to produce, process and transport the Company's oil and natural gas to markets;

• income tax payable;

• the Company's dividend policy;

• expected obligations related to increased or additional environmental standards and policies;

• expectations of operating costs, costs to abandon and reclaim well sites and related production and transportation infrastructure;

• plans to expand recovery from certain of the Company's properties;

• the belief that the Company will not be affected by any new rules implemented by FERC (as defined in the AIF) in a manner materially different than any other similarly situated natural gas producer;

• the belief that the pipelines in which the Company has an interest will meet the "primary function test" under FERC regulations; and

• the anticipated expenditures of the Company in respect of its efforts to comply with all environmental regulations and requirements.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be developed and profitably produced in the future.

Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed below and elsewhere in this Annual Report. Although the Company believes that the expectations represented in such forward- looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include the following:

• crude oil and natural gas prices and general economic conditions;

• the speculative nature of the business;

• property development;

• commodity price fluctuations;

• adverse well or reservoir performance;

• field operations;

• industry capacity constraints;

• capital programs;

• global health crises and the effects of the pandemic;

• the Company's ability to access debt and equity;

• the markets for future production of crude oil and natural gas;

• development and production risks;

• changing costs of production;

• financial and liquidity risks;

• changes in government regulations, royalties and policies;

• risks related to the Company being a holding company;

• risks related the Company's ability to comply with health and safety laws and regulations;

• the limitations of insurance;

• project risks;

• infrastructure, availability of drilling equipment and access restrictions;

• reliance on business relationships;

• the Company meeting its capital and liquidity requirements;

• changes to the Company's dividend program;

• tax risks;

• risks relating to the Company's organizational structure;

• competition within the industry;

• rising cost of new technologies;

• environmental risks

• the inaccuracy of reserve estimates;

• the Company's ability to replace its reserves;

• risks related climate change;

• the Company's failure to realize anticipated benefits of acquisitions and dispositions;

• the Company's ability to find, develop and acquire petroleum and natural gas reserves on an economic basis;

• the Company's operational dependence on third parties;

• the Company's reliance on management and key personnel;

• growth related risks;

• the Company's ability to maintain certain permits and licenses;

• the expiration or termination of leases;

• the requirement for additional funding;

• variations in foreign exchange and interest rates;

• the potential issuance of debt;

• the ineffectiveness of hedging;

• cyber security risks;

• the Company's involvement in litigation;

• the potential deterioration of community relationships;

• the breach of confidentiality agreements by third parties;

• conflicts of interest arising for certain directors and officers of the Company;

• the dilution of the Company's securities;

• third party credit risk;

• alternatives to and changing demand for petroleum products;

• reputational risk associated with the Company's operations;

• changing investor sentiment;

• the occurrence of extraordinary circumstances;

• the loss of foreign private issuer status under U.S. Securities Laws; and

• the other factors discussed under "Risk Factors" in the AIF.

With respect to forward-looking statements contained in this Annual Report, the Company has made assumptions regarding, among other things: the timing of obtaining regulatory approvals; commodity prices and royalty and production tax regimes; availability of skilled labour; timing and amount of capital expenditures; future currency exchange rates; the realized price of its oil and natural gas production; the impact of increasing competition; conditions in general economic and financial markets; access to capital; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates; and future operating costs.

The Company has included the above summary of assumptions and risks related to forward-looking statements provided in this Annual Report in order to provide investors with a more complete perspective on its current and future operations and such information may not be appropriate for other purposes.

Potential investors are further cautioned that the preparation of financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available and as the economic environment changes. The information contained in this Annual Report identifies additional factors that could affect the Company's operating results and performance. Prospective investors are urged to carefully consider those factors. See "Risk Factors" in the AIF.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Annual Report are made as of the date of this Annual Report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the "SEC"), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.

OIL AND GAS INFORMATION

All production and reserves quantities included in this Annual Report and the documents incorporated by reference therein have been prepared in accordance with Canadian practices and specifically in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by United States companies.

ANNUAL INFORMATION FORM

The Registrant's AIF for the fiscal year ended December 31, 2021 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant's audited consolidated financial statements for the year ended December 31, 2021 and 2020, including the reports of the current independent registered public accounting firm on the 2021 financial statements and the former independent auditor on the 2020 financial statements, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Registrant's management's discussion and analysis for the year ended December 31, 2021, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company's principal executive officer and principal financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management's Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Stephen Schaefer and Darren Tangen qualify as financial experts (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and NASDAQ Stock Market Rule 5605(c)(2)(A); and is independent (as determined under Exchange Act Rule 10A-3 and NASDAQ Stock Market Rule 5605(a)(2)).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of audit, audit-related, and other permissible non-audit services by the Company's external auditors. The Audit Committee must pre-approve all audit and non-audit services in accordance with applicable law and the Company's Audit Committee Charter. All audit and non-audit services for the fiscal year ended December 31, 2021, were approved by the Audit Committee after its establishment following the Business Combination (as defined in the AIF) in September 2021 and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees accrued by the Company's external auditors RSM Alberta LLP and Weaver and Tidwell, L.L.P., Houston, Texas (PCAOB ID 410) for associated fiscal years ending 2020 and 2021, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2020	$304,930	$121,517	$30,545	$16,949
2021	$115,000	$0	$0	$0

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company (the "Code"). The Code is posted on the Company's website at www.alpinesummitenergy.com. The Code meets the requirements for a "code of ethics" within the meaning of that term in General Instruction 9(b) of Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2021, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not Applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 26 day of April, 2022.

ALPINE SUMMIT ENERGY PARTNERS, INC.

By:	/s/ "Darren Moulds"
Name: Darren Moulds
Title: Chief Financial Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description
99.1	Annual Information Form dated April 25, 2022 for the fiscal year ended December 31, 2021
99.2

Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020 and the Reports of the current Independent Registered Public Accounting Firm (PCAOB ID 410) on the 2021 financial statements and the former Independent Auditor on the 2020 financial statements

99.3	Management's Discussion and Analysis for the year ended December 31, 2021
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Weaver and Tidwell, LLP
99.9	Consent of RSM Alberta LLP
99.10	Consent of McDaniel & Associates Consultants Ltd.
101.INS*	XBRL Instance
101.SCH*	XBRL Taxonomy Extension Schema
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Label Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* To be filed by amendment.