Form 40-F/A
period 2021-12-31
ALPINE SUMMIT ENERGY PARTNERS, INC.
filed 2022-05-20
CIK 1882607

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☒

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

Alpine Summit Energy Partners, Inc. (the "Registrant") is filing this Amendment No. 1 (the "Form 40-F/A") to its Annual Report on Form 40-F for the year ended December 31, 2021 (the "Form 40-F") to furnish Exhibit 101 and Exhibit 104 to the Form 40-F, which provide certain items from our Form 40-F formatted in eXtensible Business Reporting Language ("XBRL"). In accordance with the policy of the Securities and Exchange Commission (the "Commission") stated in Release No. 33-9002, we are filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 40-F, as filed with the Commission on April 26, 2022.

No other changes have been made to the Form 40-F other than the furnishing of the exhibit described above. This Form 40-F/A does not reflect subsequent events occurring after the original date of the Form 40-F, or modify or update in any way disclosures made in the Form 40-F.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 20th day of May, 2022.

ALPINE SUMMIT ENERGY PARTNERS, INC.

By:	/s/ "Darren Moulds"
Name: Darren Moulds
Title: Chief Financial Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Amendment No. 1 to Form 40-F:

Exhibit Number	Description
99.1*	Annual Information Form dated April 25, 2022 for the fiscal year ended December 31, 2021

99.2	Audited Consolidated Financial Statements for the year ended December 31, 2021 and 2020 and the Reports of the current Independent Registered Public Accounting Firm (PCAOB ID 410) on the 2021 financial statements and the former Independent Auditor on the 2020 financial statements

99.3*	Management's Discussion and Analysis for the year ended December 31, 2021

99.4*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8*	Consent of Weaver and Tidwell, LLP

99.9*	Consent of RSM Alberta LLP

99.10*	Consent of McDaniel & Associates Consultants Ltd.

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed.